

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Marvin Slosman
Chief Executive Officer
InspireMD, Inc.
4 Menorat Hamaor. St.
Tel Aviv, Israel 6744832

> **Re: InspireMD, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 23, 2023**
> **File No. 333-272149**

Dear Marvin Slosman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Gary Emmanuel, Esq.